FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOH[redacted]
PART
JGAE

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

07023351

April 30, 2007

SUPPL

SEC MAIL PROCESSING RECEIVED
MAY 07 2007
WASH. D.C. 190 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find press releases of the Company dated April 26, 2007 and April 30, 2007, respectively.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

45825963.1

FJH

Press Release

Changes on FJH AG's Executive Board

- **Stephan Schulak appointed new CFO**
- **Michael Junker named Executive Board Spokesman**
- **Thomas Junold appointed Deputy Executive Board Spokesman**

Munich, 26 April 2007 – The Prime Standard-listed consulting and software house FJH AG (ISIN DE0005130108) has appointed Stephan Schulak as new CFO with effect from 16 April 2007. At the same time, Michael Junker was named Executive Board Spokesman and Thomas Junold Deputy Executive Board Spokesman.

Stephan Schulak (38) has extensive experience in finance and controlling. After completing his commercial vocational training and studying business and management economics, he held various positions at Wacker-Chemie GmbH (now Wacker-Chemie AG) in Munich, lastly as Group Auditor. Schulak moved to SÜSS MicroTecAG in Garching near Munich in November 2000. From April 2002 to March 2007 he was a member of the Executive Board with special responsibility for Finance, and latterly also for Investor Relations.

Alongside Finance and Financial Controlling, Stephan Schulak has also assumed responsibility for Human Resources, Public Relations and Investor Relations. Thomas Junold is responsible for Delivery (Products and Projects) and Sales. In addition to his role as Executive Board Spokesman, Michael Junker holds responsibility for Strategy and Corporate Development, Research, Risk Management and Corporate Controlling, as well as Law.

About FJH:

FJH AG is a leading consultancy and software house for the insurance market. FJA Life Factory ® represents FJH's core software product and facilitates the development, sale and administration of insurance products. The company also offers other policy administration systems, process and document management software, systems for asset liability management and corporate management as well as a broad portfolio of services. These range from the development of customised solutions and the testing of software through to data migration and actuarial consulting.

FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five continents, including Russia, the USA and Australia.
Currently, the FJH Group employs around 500 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

FJH

FJH was founded in 1980 and became a listed company in February 2000. The company has been listed in the Prime Standard index since 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstraße 65, 80687 München, Germany
Tel. 00 49 (0)89 769 01 7002, Fax 00 49 (0)89 769 01 606, E-mail dorothea.kurtz@fjh.com

FJH

Press Release

FJH extends position in growth market of migration

- **Orders from Germany and Switzerland**
- **Migration order volume grows by just under 4 million Euro**

Munich, 30 April 2007 – Insurance software and consultancy specialist FJH AG has enjoyed a good start to 2007 with its migration business. So far, it has secured new orders with a total volume of just under 4 million Euro. Provinzial Rheinland Lebensversicherung AG and a further three renowned German insurance companies have decided to rely on support from FJH for their migration projects. FJH has also received a follow-up order from one customer for whom it successfully completed a migration project in 2006. A key customer in Switzerland has also extended its cooperation with FJH. The total volume represents around 3.5 million Euro in services and approximately 0.5 million Euro in licence fees, much of which will count towards turnover for 2007.

Extensive experience in the migration of insurance portfolios

The FJH Group has a wealth of experience in migration projects and offers tried and tested migration software tools through its FJA MigSys and FJH MigArchiv systems. The FJA MigSys migration system facilitates migration from any source system into any target system. It also covers the vital issue of migration controlling.

Migrating the history of insurance policies to a new policy administration system represents a major challenge for migration projects. The FJA MigArchiv archiving system offers a proven information system for historic policy statuses. These new orders mean MigSys is now being successfully used in 12 policy migration projects.

FJH

Growing significance of migration for the insurance sector

These new orders continue FJH's promising development in the field of migration. Migration is becoming an increasingly important topic for both the German and the European insurance industries. Mergers and the continuing pressure for product innovations – caused, not least, by the combined offers now coming from the banking and insurance sector – are requiring insurance groups to consolidate their systems. Policy migrations are a key element of these activities. With its excellent reputation on the market for the planning and analysis of migration strategies, FJH expects to secure further orders in future.

About FJH:

FJH AG is a leading consultancy and software house for the insurance market. FJA Life Factory ® represents FJH's core software product and facilitates the development, sale and administration of insurance products. The company also offers other policy administration systems, process and document management software, systems for asset liability management and corporate management as well as a broad portfolio of services. These range from the development of customised solutions and the testing of software through to data migration and actuarial consulting.

FJH has longstanding business relations with around half of all life insurers in Germany. Globally, FJH's software is used in 26 countries spanning five continents, including Russia, the USA and Australia.
Currently, the FJH Group employs around 500 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

FJH was founded in 1980 and became a listed company in February 2000. The company has been listed in the Prime Standard index since 2003.

For further information please contact:

Dorothea Kurtz, FJH AG, Elsenheimerstraße 65, 80687 Munich, Germany
phone 00 49 (0)89 769 01 7002, fax 00 49 (0)89 769 01 606, E-mail dorothea.kurtz@fjh.com

END